

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 13, 2017

Anant Bhalla
Chief Financial Officer
Brighthouse Financial, Inc.
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

>   **Re: Brighthouse Financial, Inc.**
>   **Amendment No. 3 to Form 10-12B**
>   **Filed June 2, 2017**
>   **File No. 001-37905**

Dear Mr. Bhalla:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2017 letter.

Exhibit 99.1 – Information Statement

Forward-Looking Statements

1. Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements in both letters to shareholders are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

MetLife U.S. Retail Separation Business

Notes to Combined Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-32

2. We note your response to revised comment 6, as provided to you by the staff on a call on May 23, 2017, and the revised disclosures in the filing. Regarding stock-compensation expense, please tell us the expected impact on your financial statements upon the separation and, if material, quantify in the notes to the pro forma information and elsewhere as appropriate pursuant to Rule 11-02(b)(5) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin Nixon
        Willkie Farr & Gallagher LLP